SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

September 12, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

City of Buenos Aires, September 12, 2011.

To
COMISION NACIONAL DE VALORES (Argentine Securities Exchange Commission)

Re.: Relevant Event

We write to you in our capacity as representatives of Banco Macro S.A. (hereinafter referred to as the “Company”) in connection with the above captioned matter and in compliance with the provisions set forth in the Decree No. 677/2001, Chapter XXI of the Rules issued by the CNV and Section 23 of the Rules and Regulations for the Listing of Shares in the Buenos Aires Stock Exchange, in order to inform that on the date hereof the Board of Directors of the Company has approved the execution of a loan agreement (contrato de mutuo) with Inversora Juramento S.A. (“IJSA”), pursuant to which Banco Macro S.A. shall lend IJSA up to the amount of eighty million Argentine pesos (AR$ 80,000,000).

In accordance with the provisions set forth in section 73 of Act No. 17811, the above described transaction constitutes an “agreement between related parties”, and for such reason we have requested the audit committee’s opinion. At its meeting held on September 9, 2011 such Committee resolved that the terms and conditions of such transaction are reasonably adequate and in line with normal and customary market conditions.

Please be advised that in the Company’s principal place of business located at Sarmiento 447 (3rd floor, Investors Relations office) we make available to all shareholders from 10 am to 5pm the report issued and approved by the Audit Committee in its meeting held on September 9, 2011.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 12, 2011

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director